Exhibit 8.1

List of Subsidiaries – Amended

Brooks Group Limited (acquired on August 26, 2004)

PB & M SA* (formerly known as Pinault Bois et Matériaux SA)

Wolseley (Schweiz) AG (formerly known as Tobler Management Holding AG, acquired on November 28, 2003)

Wolseley Austria AG* (formerly known as OAG Handelsbeteilingungs Aktiengesellschaft)

Wolseley UK Limited* (formerly known as Wolseley Centers Limited)

*    name change only